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                                                                     EXHIBIT 2.2
                                                                     to Form 8-K

                                    EXHIBIT A

                               PLAN MODIFICATIONS

I. Sections 12.11: There shall be a new section 12.11 of the Plan, which shall be entitled "Limitation on Releases" and shall include the following language:

         Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or Confirmation Order, including, but not limited to, Section 12.8 of the Plan, no provision shall release any non-Debtor or any Continuing Officer from liability to the United States Securities and Exchange Commission (the "SEC") in connection with any civil or criminal action brought by the SEC.

II. Section 2.1 - Replace the period at the end of the last sentence with a semi-colon and insert the following after such semi-colon:

         provided, further, that to the extent any taxing authority possesses a valid, perfected, non-avoidable lien on account of such authority's Allowed Administrative Expense Claim, such lien shall remain in place until such Allowed Administrative Expense Claim is paid in full.

III. Section 2.3 - Insert the following: ", before the Effective Date, or the Reorganized Debtors, on or after the Effective Date," after the word "Proponents".

IV. Section 4.1 - Insert the following: ", before the Effective Date, or the Reorganized Debtors, on or after the Effective Date," after the word "Proponents". At the end of the section, insert the following sentence:


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         Notwithstanding the foregoing, holders of Allowed Priority Non-Tax
         Claims arising out of customer deposits shall receive a credit in the full amount of such Claim on a subsequent bill rather than receiving Cash.

V. Section 5.16 - Replace the period at the end of the sentence with a comma, and insert the following after such comma:

         to the extent OMC and/or GSC determine it necessary to enter into such an agreement.

VI. Section 9.1(a) - Delete the words "to include additional contracts and agreements" from subsection (i). Replace the period at the end of the first sentence with a semi-colon and insert the following after such semi-colon:

         provided, however, that the Schedule of Rejected Contracts and Leases may not be amended more than one hundred eighty (180) days after the Effective Date.

VII. Section 9.3 - Delete the first sentence and insert the following in its place:

         Except as otherwise ordered by the Bankruptcy Court, in the event that the rejection of an executory contract or unexpired lease pursuant to the Plan results in damages to the other party or parties to such contract or lease, a Claim for such damages must be filed and served on the Reorganized Debtors and the Creditors' Committee no later than thirty (30) days after the later of: (i) the Effective Date or (ii) the date that the Debtors or the Reorganized Debtors serve notice that such contract or lease will be rejected, or such Claims shall be forever barred and shall not be enforceable against the Debtors, or their respective properties or interests in property, or agents, successors, or assigns, unless a proof of claim has been filed with the Bankruptcy Court on or before the Bar Date.

VIII. Section 1.32 - Insert the word "Cable" between the words "Universal" and "Holdings".


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IX. Section 13.10 - Replace the word "Costs" with the word "Cases". At the end of the Section, include the following sentence:

         Notwithstanding anything to the contrary, this Section 13.10 of the Plan shall not apply to the obligations of the Post-Effective Date Parties under the Plan or the Plan Documents.

X. Section 8.3 - Replace the word "Claims" with the word "claims".

XI. Section 2.1 - At the end of the second paragraph, add the following sentence:

         All pre-confirmation and post-confirmation fees payable pursuant to section 1930 of Title 28 of the United States Code shall not be affected by the consolidation described in Section 5.2 of the Plan.

XII. Section 12.8(d) - There shall be a new Section 12.8(d) of the Plan entitled "Limitation on Release of Claims", which shall contain the following language:

         Notwithstanding anything to the contrary in this Section, Continuing Officers and the Indenture Trustee, together with its present and former directors, officers, employees, agents, representatives, attorneys, accountants, underwriters, investment bankers or financial advisors, and any of their respective successors or assigns, shall not be released with respect to: (i) claims asserted by non-Debtor parties that did not vote to accept the Plan; (ii) acts or omissions that constitute gross negligence or willful misconduct; or (iii) acts or omissions that are not in connection with or related to Class Communications, Inc. or its affiliates.

XIII. Section 12.9 - Delete the words "or affecting" from subsection (i).


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XIV. Section 1.65 - Replace the words "any reasonable Indenture Trustee Fee"
with "the reasonable fees and expenses of the Indenture Trustee, including, without limitation, the fees and expenses of its counsel" and at the end of the section, delete the word "Fee" and insert the following:

         ", including, without limitation, the fees and expenses of its counsel."

XV. Section 5.11(g) - There shall be a new Section 5.11(g) of the Plan entitled "Deemed Bondholder Claims", which shall contain the following language:

         Notwithstanding anything to the contrary in the Plan, the Reorganized Debtors are authorized to issue additional shares of New Common Stock in an amount sufficient to satisfy and discharge the Allowed Claims of ReGen Capital I, Inc. and Riverside Contracting, L.L.C. so as to permit such parties to receive shares of New Common Stock rather than Cash to satisfy such Allowed Claims, which additional shares of New Common Stock shall be in an amount equal to the Pro Rata share of the shares of New Common Stock that such Holders would have received in the event that such Holder's Allowed Claim(s) were Class 8 Claims and shall otherwise be bound by the terms of the Plan and related documents associated with the ownership of New Common Stock.

XVI. Section 4.7 - Insert the following: ", before the Effective Date, or the Reorganized Debtors, on or after the Effective Date," after the word "Proponents".

XVII. Section 1.47 - replace the phrase "all conditions precedent to the Effective Date specified in section 10.1 hereof" with "all conditions precedent
(i) to confirmation of the Plan and (ii) to the Effective Date specified in Sections 10.1 and 11.1 hereof, respectively,".